[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

  June 20, 2024

U.S. Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Attn: Daniel Greenspan

RE:	Preliminary Proxy Statement, filed May 30, 2024 by Nuveen New York AMT-Free Quality Municipal Income Fund (File No. 811-21211)

Dear Mr. Greenspan

Thank you for your telephonic comments received on June 17, 2024 regarding the preliminary proxy statement (the “Preliminary Proxy Statement”) of Nuveen New York AMT-Free Quality Municipal Income Fund (the “Fund”), filed on May 30, 2024 pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has considered your comments and has authorized us to make on its behalf the responses set forth below. Capitalized terms not defined herein have the definitions set forth in the Preliminary Proxy Statement.

Comment 1:	The Preliminary Proxy Statement does not include any reference to appraisal rights for dissenters. If there are dissenters rights, please disclose.

Response 1:	The Fund has added the following statement to the discussion of Proposal 3:

“Shareholders do not have dissenters’ rights of appraisal with respect to their shares in connection with a termination of the investment advisory agreement.”

Comment 2:	Please revised the statement “We urge you to instruct your broker or other nominee to vote your shares using the WHITE proxy card so that your votes may be counted.” to avoid implying that a vote on the Karpus proxy card would not be counted.

Response 2:	The Fund has revised the statement as follows:

“We urge you to instruct your broker or other nominee to vote your shares so that your votes may be counted. The Board unanimously recommends that shareholders vote using the WHITE proxy card.”

Comment 3	The Preliminary Proxy Statement discusses the treatment of broker non-votes, however, consider that it is unlikely that the Fund will receive broker non-votes.

Response 3	The Fund has added the following statement to the discussion of broker non-votes.

“Therefore, due to the contested nature of such proposals, it is unlikely that broker non-votes will occur.”

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	David J. Lamb, Chief Administrative Officer of the Funds
Mark L. Winget, Vice President and Secretary of the Funds

2